Aeterna Zentaris Inc.

315 Sigma Drive

Summerville, South Carolina 29486

September 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Chris Edwards

Re:	Aeterna Zentaris Inc.
Registration Statement on Form F-1
File No. 333-248561

Dear Mr. Edwards:

Reference is made to the Registration Statement on Form F-1 (File No. 333-248561) filed by Aeterna Zentaris Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 2, 2020 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:30 p.m. Eastern Time on Monday, September 14, 2020, or as soon as practicable thereafter.

Please call Brian P. Fenske (713-651-5557) at Norton Rose Fulbright US LLP to confirm that the Registration Statement has been declared effective. Thank you.

Very truly yours,

Aeterna Zentaris Inc.

By:	/s/ Klaus Paulini, Ph.D.
Name:	Klaus Paulini, Ph.D.
Title:	President and Chief Executive Officer